SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DOLBY LABORATORIES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.001 par value

(Title of Class of Securities)

25659T107

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Andy Sherman, Esq. Executive Vice President, General Counsel and Secretary Dolby Laboratories, Inc. 100 Potrero Avenue San Francisco, California 94103-4813 (415) 558-0200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark B. Baudler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made prior to the commencement of an anticipated tender offer to allow eligible employees of Dolby Laboratories, Inc. or its subsidiaries (collectively, the “Company”) to exchange certain of their outstanding stock options for a reduced number of restricted stock unit awards to be granted under the Company’s 2005 Stock Plan with a new vesting schedule.

On December 14, 2011, the Company filed a preliminary proxy statement with the U.S. Securities and Exchange Commission relating to its Annual Meeting of Stockholders to be held on Tuesday, February 7, 2012, which contains a proposal submitted to the Company’s stockholders to approve a one-time stock option exchange program for the Company’s eligible employees (the “Exchange Program”).

In connection with the filing of the preliminary proxy statement, on December 14, 2011, Andrew Dahlkemper, Senior Vice President, Human Resources, sent an email to Company employees.

Neither the Preliminary Proxy Statement nor the email communication to employees constitutes an offer to holders of eligible stock options to exchange such options. The Exchange Program described in the preliminary proxy statement and the email communication to employees has not commenced and will not commence unless the requisite stockholder approval is obtained at the Company’s Annual Meeting of Stockholders. Even if the requisite stockholder approval is obtained, the Company may still decide later not to implement the Exchange Program. The Company will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”) upon the commencement of the Exchange Program. Persons who may be eligible to participate in the Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Exchange Program. The written materials described above and other documents filed with the SEC may be obtained free of charge from the SEC’s website at www.sec.gov. In addition, employees eligible to participate in the Exchange Program may obtain free copies of documents filed with the SEC by contacting Sr. Director, Investor Relations, Dolby Laboratories, Inc., 100 Potrero Avenue, San Francisco, CA 94103 or through the Company’s website at www.dolby.com.

Item 12.	Exhibits.

Exhibit Number	Description
99.1	Preliminary Proxy Statement for the Annual Meeting of Stockholders scheduled for February 7, 2012 (incorporated by reference from the Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 14, 2011).
99.2	Text of email sent to Company employees by Andrew Dahlkemper, Senior Vice President, Human Resources, on December 14, 2011.